

Mail Stop 3010

November 6, 2009

Kenneth S. Klein, President
Klein Retail Centers, Inc.
89 West Chicago Street
Coldwater, MI 49036

> **Re: Klein Retail Centers, Inc.**
> **Amendment No. 3 to Form S-11**
> **Filed October 9, 2009**
> **File No. 333-157962**

Dear Mr. Klein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please note that the page numbers included below are references to the pages in your EDGAR filing.

Cover Page

1.   We note that the selling shareholders may offer their shares at prevailing market prices, but currently there is not a trading market for your shares. Schedule A, paragraph 16, and Item 501(b)(3) require the prospectus to disclose a price or the method that will be used to calculate the price. Absent a market price, disclosing that shares will be sold at market or negotiated prices does not satisfy the requirement to include a price. Please revise the prospectus cover page to reflect a fixed price for sales by the selling shareholders. Provide conforming changes as appropriate throughout the prospectus.

2. We note that you have added disclosure to the bottom of the cover page that highlights Freedom Investors Corp. as your dealer manager. This presentation format is not appropriate because this is not a firm commitment underwritten offering. Please remove the reference to Freedom Investors Corp. from the bottom of the cover page.

3. We note the statement that "prior to this offering" there has been no public market for KRC's common stock. Please revise the cover page to clarify that you have not yet applied for quotation on the NASDAQ Capital Market and currently there is no market for your shares.

Risk Factors

The information posted on the Company's website may be deemed a non-conforming prospectus with the possibility of a rescission offer, page 9

4. We note your response to comment 1 of our letter dated September 2, 2009. The last sentence of this risk factor includes language that tends to mitigate the risk you are describing. Please revise to omit the mitigating language. You may discuss these mitigating factors elsewhere in the prospectus.

Plan of Distribution, page 12

5. Please clarify which rules you are referencing in the second paragraph.

6. Please explain to us the purpose of the overallotment option. Considering that this is a best efforts offering, it is not clear how the offering could be over-sold. It appears that the additional 300,000 could be included in the primary offering amount.

Klein Retail Centers, page 15

Current Operations, page 17

7. We note your response to comment 3 of our letter. Please explain why an "as is appraised market value" is presented for all of the properties except the Springdale, Arkansas facility. If a different appraisal methodology was used to determine the value of this property please clarify this point and explain the methodology used.

8.   We note your disclosure that the Jackson, Missouri property and the Fort Smith, Arkansas property have vacancies as of September 30, 2009. However, on page 32, you state that these vacancies have been leased out. Please revise your disclosure as appropriate to correct this discrepancy or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

9.   We note your presentation of monthly cash flows for September 30, 2009 and the disclosure that the income statements show a net loss because of the inclusion of depreciation and certain non-recurring expenses. Clarify why you have presented financial information for periods not disclosed in your financial statements. To the extent updated financial statements are available, tell us what consideration was given to including them. In addition, advise why the line items included in expenses have deviated from your prior amendment which also included expenses for taxes and insurance. Lastly, to the extent that you are choosing to present an income number that differs from income determined under generally accepted accounting principles, please advise us how your presentation complies with the disclosure requirements for non-GAAP measures under Item 10(e) of Regulation S-K or revise as appropriate.

Current Operations, page 29

10.   We note your response to comment 5 of our letter. In response to our comment, you removed disclosure regarding the reimbursements paid by the tenants on a monthly basis. Please revise your disclosure to discuss these amounts.

11.   We note that you have entered into an agreement for the purchase of your convertible promissory notes. Disclosure on page 24, however, indicates that you have entered into an agreement with the dealer manager for the underwriting of the promissory note offering. Please revise to reconcile these two disclosures and file the agreement as an exhibit to the registration statement. If you have entered into a purchase agreement, please revise to identify the purchaser and disclose any conditions to the sale of the promissory notes.

Executive Compensation, page 35

12.   We note that you have revised your disclosure to state that the shares were redeemed at par. Please add disclosure regarding the total amount paid to Mr. Klein to redeem the 6,000,000 shares.

Financial Statements

Interim Period ended June 30, 2009

Note 5 – Stock Transactions, page 12

13.   Please refer to your disclosure in note 5 of your interim financial statements and pages 31 and 47, relating to the cancellation of shares issued to John Kiley for consulting services. Please clarify whether these shares were considered issued given they were never certificated, and why. In addition, please disclose how the cancellation was recorded in your financial statements. We note these shares represented compensation for consulting services already performed. Given the cancellation what is the company's liability, if any, to issue any additional consideration.

* * * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jorge Bonilla at (202) 551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Lee W. Cassidy (*via facsimile*)